Exhibit 2.1

[***] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY [***], HAS BEEN OMITTED BECAUSE IT IS NOT MATERIAL, AND IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL

DATED September 22, 2026

Cambium Networks, Ltd
(IN ADMINISTRATION)
(as the Seller)

THE ADMINISTRATORS

AND

AIRSPAN COMMUNICATIONS LIMITED
(as the Buyer)

BUSINESS SALE AGREEMENT

CONTENTS

Clause Page

1.	DEFINITIONS AND INTERPRETATION	3
2.	AGREEMENT TO SELL AND PURCHASE	13
3.	PURCHASE PRICE	15
4.	COMPLETION	16
5.	PASSING OF RISK	18
6.	BUSINESS CONTRACTS	19
7.	INTELLECTUAL PROPERTY	21
8.	THIRD PARTY ASSETS	21
9.	ROT ASSETS	22
10.	BOOK DEBTS	23
11.	EMPLOYEES	23
12.	APPORTIONMENTS AND PREPAYMENTS	25
13.	LEASEHOLD PROPERTIES	25
14.	TAX MATTERS	25
15.	SELLER'S RECORDS	27
16.	BUYER'S RECORDS	27
17.	VAT RECORDS	27
18.	DATA PROTECTION	28
19.	DE-BRANDING	28
20.	CORRESPONDENCE	29
21.	ADMINISTRATORS' LIABILITY AND STATUS OF CLAIMS	29
22.	EXCLUSIONS AND BUYER WARRANTY	30
23.	NO RECOURSE AGAINST VECTOR CAPITAL RELATED PERSONS	32
24.	TIME OF ESSENCE	33
25.	CONFIDENTIALITY AND ANNOUNCEMENTS	33
26.	FURTHER ASSURANCE	34
27.	ASSIGNMENT	34
28.	ENTIRE AGREEMENT	35
29.	VARIATION	35
30.	COSTS	35
31.	NOTICES	35
32.	INTEREST ON LATE PAYMENT	37
33.	SEVERANCE	37
34.	CONTRA PROFERENTEM	37
35.	AGREEMENT SURVIVES COMPLETION	37
36.	THIRD PARTY RIGHTS	37
37.	SUCCESSORS	38
38.	COUNTERPARTS	38
39.	LANGUAGE	38
40.	GOVERNING LAW AND JURISDICTION	38

SCHEDULES

Schedule 1	VALUES OF ASSETS	37
Schedule 2	THE SECURITY	38
Schedule 3 BUSINESS INTELLECTUAL PROPERTY RIGHTS		39

Schedule 4 BUSINESS CONTRACTS		40
Schedule 5 PLANT AND MACHINERY		41
Schedule 6 LEASEHOLD PROPERTIES		42
1.	Definitions	42
2.	Licence	42
3.	Exclusion of Sections 24-28 Landlord and Tenant Act 1954	43
4.	Documents Supplied to Buyer	43
5.	Insurance	43
Schedule 7 STOCK		44
Schedule 8	EMPLOYEES	45
Schedule 9	EXCLUDED ASSETS	46
Schedule 10	ASSUMED LIABILITIES	47
Schedule 11	REQUIRED CONSENTS	48
Schedule 12	PERMISSIONS	49
Schedule 13	Short-Term Holdback Amount Deductions	50

THIS AGREEMENT is made on September 22, 2026

BETWEEN:

(1) CAMBIUM NETWORKS, LTD (IN ADMINISTRATION), a company incorporated in England and Wales with company number 07752773 and whose registered office is at Unit B2 Linhay Business Park, Eastern Road, Ashburton, Newton Abbot, Devon, TQ13 7UP, acting by the Administrators (the "Seller");

(2) DAVID SHAMBROOK, GORDON THOMSON, JOE BARRY and JAMES WOODHEAD as joint administrators of the Seller all of RSM UK Restructuring Advisory LLP of 8th Floor 25 Farringdon Street, London, EC4A 4AB, United Kingdom, who act without personal liability (the "Administrators"); and

(3) AIRSPAN COMMUNICATIONS LIMITED incorporated and registered in England and Wales with company number 03501881 whose registered office is at Capital Point, 33 Bath Road, Slough, Berkshire, SL1 3UF (the "Buyer").

RECITALS:

(A) The Seller carries on the Business.

(B) The Administrators were appointed joint administrators of the Seller on 14 September 2026 by the directors of the Seller under paragraph 22 of Schedule B1 to the Insolvency Act 1986.

(C) The Seller (acting by the Administrators) has agreed to sell, and the Buyer has agreed to buy, the Business as a going concern and the Assets on the terms and conditions set out in this agreement.

IT IS AGREED AS FOLLOWS:

1. TC "1. DEFINITIONS AND INTERPRETATION" \l 1DEFINITIONS AND INTERPRETATION

1.1 The following definitions and rules of interpretation apply in this agreement.

"Administrators' Records" means all data, files, books, papers, valuations, accounts, returns and correspondence and other records of the Seller or the Administrators which relate in whole or in part to, or were generated in the course of, the administration of the Seller.

"Administrators' Solicitors" means Sidley Austin LLP of 70 St Mary Axe, London, EC3A 8BE, United Kingdom.

"Assets" means all the assets agreed to be purchased under this agreement, as listed in 2.1(a) to clause 2.1(j) (inclusive).

"Automatic Transfer Employees" means those employees who are employed by the Seller or its Subsidiaries immediately before the Effective Time and who are assigned to the Business and who will transfer to the Buyer under TUPE in accordance with clause 11 at the Effective Time , including those who are listed as an "Automatic Transfer Employee" or "TUPE/EU" in the Employee Schedule.

"Book Debt Upside Amount" means 50% of the Total Net Collections Amount, up to a maximum amount equal to US$7,500,000.

"Book Debts" all trade and other debts and amounts owing to the Seller or its Subsidiaries at the Effective Time in respect of the Business (whether or not at the Effective Time due and payable) including interest payable on those sums and the benefit of any security or guarantee for their payment, excluding any intercompany receivables between Seller or its Subsidiaries, on the one hand, and Seller or any affiliate of Seller, on the other.

"Business" means the business of designing, developing, manufacturing, marketing, distributing, supporting and selling the Specified Products, as carried on by the Seller or Cambium Networks, Inc. as at the Effective Time.

"Business Contracts" means the Customer Contracts, Supplier Contracts and IP License Contracts.

"Business Day" means a day that is not Saturday, Sunday or any other day on which banks are required or authorized by law to be closed in the States of New York, New York, Dallas, Texas or San Francisco, California, United States of America, or London, United Kingdom.

"Business Intellectual Property Rights" means (i) the registered patents and patent applications which are owned by the Seller or any member of the Seller Group immediately before Completion and which were at any time used or held for use by the Seller Group predominantly in connection with the Business, including all reissues, divisions, continuations, continuations-in-part, extensions, re-examinations, international extensions and national designations of such listed patents and patent applications including the right to rely on the priority of such patent registrations and applications and the right to apply for any international extensions and national designations of the same; and (ii) all non-patent Intellectual Property Rights (whether registered or unregistered including any applications and the right to apply for such rights including any unpatented inventions) which are owned by the Seller or any member of the Seller Group immediately before Completion and which were at any time used or held for use by the Seller Group predominantly in connection with the Business, in each case including any such items as are set out in part 1 of Schedule 3 and excluding the Business Names and any such items as are st out in part 2 of Schedule 3.

"Business Names" means "Cambium", "Cambium Networks" and any other mark, name, design, get-up or logo used in the ordinary course by the Seller or any member of the Seller Group in their businesses prior to the date hereof, other than “PTP 700” or any other product designation of any Specified Product.

"Completion" means the completion of the sale and purchase of the Business and the Assets pursuant to and in accordance with 4.

"Completion Date" means the date of this agreement.

"Customer Contracts" means the contracts, engagements or other commitments in connection with the Business entered into by or on behalf of the Seller or Cambium Networks, Inc. for the manufacture or sale, loan or hire of goods or equipment or the provision of services by the Seller or Cambium Networks, Inc. which remain to be performed in whole or in part by the Seller or Cambium Networks, Inc. as at the Effective Time, including any such customer contracts with the customers which are listed in part 1 of Schedule 4.

"Customer Data" means the personal data (as defined in article 4(1) of the UK GDPR) of Customers which form part of the Customer Database.

"Customer Database" means the database owned by the Seller for the purpose of providing products and services to Customers.

"Customers" means the customers of the Seller or Cambium Networks, Inc. in relation to the Business.

"Data Controller" has the meaning given to it in article 4(7) of the UK GDPR.

"Data Employees" means the Employees and all persons formerly employed by the Seller or its Subsidiaries in the Business at any time before the Effective Time.

"Data Protection Legislation" means the UK Data Protection Legislation and any other legislation applicable in any territory or jurisdiction in which the Business operates relating to personal data and all other legislation and regulatory requirements in force from time to time which apply to a party relating to the use of personal data (including the privacy of electronic communications).

"Debt" means, without duplication, the aggregate of all: (a) loans, borrowings, other financing liabilities or obligations and indebtedness in the nature of borrowings from any bank, financial institution or other entity (in each case whether secured or unsecured); (b) amounts evidenced by, or raised pursuant to any bonds, debentures, notes, or similar instruments; (c) any amount raised by way of acceptance under any acceptance credit facility or any letters of credit; (d) the amount of any liability in respect of any guarantee or indemnity or similar obligation for any of the items referred to in the paragraphs above; (e) any obligations in respect of dividends declared or other distributions payable but unpaid (other than to the extent the right to receive such dividends or other distributions is acquired by the Buyer pursuant to this agreement); (f) all accrued interest, breakage fees (including arising as a consequence of the Transaction), guarantees, prepayment premiums, gross-up or indemnity obligations and amounts, costs, expenses penalties or premiums related to the termination or repayment any of the foregoing (provided that Debt will not include assets (or reduction in liabilities) relating to capitalised debt issuance costs), (g) amounts assumed pursuant to clause 2.3(e) or clause 2.3(f).

"Demonstration Inventory" means the equipment assets comprising demonstration equipment related to the Specified Products and the PTP 45700 and PTP 78700 radios and associated accessories, including antennas, ruggedized lightning protection units, mast systems, ruggedized network interface units, cabling, transit cases, and other affiliated equipment currently utilised by the Global Defense and Security team of the Business to demonstrate the capabilities of, conduct proof-of-concept evaluations of, and support training programs on, the PTP 700 radio with partners, regulatory bodies, and network operators, and located at the Leasehold Properties, Seller’s or its affiliate’s facilities at Hoffman Estates, Illinois, the facility of Precision Electronic Repair Services, Inc. at 7710 N 30th St. Tampa, FL 33610, USA and various customer and partner sites and where held by members of the Global Defense and Security team of the Business.

"Effective Time" means 12:01 a.m. local time on the Completion Date.

"Employee Data" means the "personal data" (as defined in article 4(1) of the UK GDPR) of the Data Employees which form part of the Employee Database.

"Employee Database" means the database owned by the Seller in connection with the Data Employees.

"Employee Liability Information" has the meaning given to it in regulation 11(2) of TUPE.

"Employee Schedule" means the list of Employees appended at Schedule 8.

"Employees" means all persons employed by the Seller or its Subsidiaries in the Business at or immediately before the Effective Time as are set out in the Employee Schedule.

"Encumbrance" means any mortgage, charge (fixed or floating), pledge, lien, hypothecation, guarantee, trust, right of set-off or other third party right or interest (legal or equitable) including any assignment by way of security, or other security interest of any kind, however created or arising, or any other agreement or arrangement (including a sale and repurchase agreement) having similar effect.

"Excluded Assets" means the property, rights and assets set out in 2.2 as being excluded from the sale and purchase under this agreement.

“Fixed Wireless Access Business” means the business comprising Cambium’s fixed wireless access business (other than the Business).

"Goodwill" means the goodwill, custom and connection of the Seller and Cambium Networks, Inc. in relation to the Business, excluding the right for the Buyer to carry on the Business under the Business Names and all goodwill associated with the Business Names.

"HMRC" means HM Revenue & Customs.

“Holdback Amount” means an amount equal to the Short-Term Holdback Amount plus the Long-Term Holdback Amount.

"Intellectual Property Rights" means all intellectual property rights, industrial and/or proprietary rights, on a worldwide basis, including any and all rights in and to patents, rights to inventions, copyright and related rights, moral rights, trade marks, business names and domain names, rights in get-up, goodwill and the right to sue for passing off, rights in designs, rights in computer software, database rights, rights to use, and protect the confidentiality of, confidential information (including know-how and trade secrets) and all other intellectual property rights, in each case whether registered or unregistered and including all applications and rights to apply for and be granted, renewals or extensions of, and rights to claim priority from, such rights and all similar or equivalent rights or forms of protection which subsist or will subsist now or in the future in any part of the world including, where such rights are obtained or enhanced by registration, any registration of such rights.

"Interest Rate" means interest at a rate of 4% per annum above the base lending rate from time to time of Barclays Bank plc.

"IP License Contracts" means the contracts, engagements or other commitments related to the Business entered into by or on behalf of the Seller or Cambium Networks, Inc. for the license in of any Intellectual Property Rights of any third party, including any such contracts which are listed in part 3 of Schedule 4.

"Know-how" means industrial and commercial information and techniques in any form not in the public domain that derives its value from not being in the public domain, including (as applicable) drawings, formulae, test results, reports, project reports and testing procedures, instruction and training manuals, tables of operating conditions, market forecasts, lists and particulars of customers and suppliers.

"Landlord" means in respect of each of the Leasehold Properties, the person or persons from time to time entitled to the reversion (whether immediate or not) expectant upon the termination of each of the relevant Leases.

"Lease" has the meaning given to it in part 2 of Schedule 6.

"Leasehold Properties" means the leasehold properties, particulars of which are set out in part 1 of Schedule 6.

"Liabilities" means any and all liabilities, obligations, and commitments of any nature, whether direct or indirect, asserted or unasserted, known or unknown, accrued or fixed, absolute or contingent, matured or unmatured.

"License Agreement" has the meaning given to it in clause 4.3(a).

"Licence to Occupy" has the meaning given to it in part 2 of Schedule 6.

“Long-Term Holdback Amount” means an amount equal to US$500,000.

"Plant and Machinery" means all of the plant and machinery, fixtures and fittings (other than the landlord's fixtures and fittings), furniture, utensils, templates, tooling, implements, chattels and equipment (including all tangible elements of any IT system) owned by the Seller or Cambium Networks, Inc. in relation to the Business wherever situated as at the Effective Time, including any such items listed in Schedule 5.

"Post-Completion Tax Period" means (a) any taxable period beginning after the Completion Date and (b) the portion of any Straddle Period beginning immediately after the Completion Date and ending on the last day of such Straddle Period.

"Pre-Completion Tax Period" means any taxable period (or portion of any Straddle Period) ending on or before the end of the day on the Completion Date.

"Promotional Literature" means all catalogues, price lists, sales information sheets and sales literature of the Seller relating to the Business.

“R&W Insurance Costs” means US$ [***].

“R&W Insurance Policy” means any general warranty and indemnity insurance policy and/or title insurance policy covering title to shares which may be procured by the Buyer or is affiliates in respect of the Transaction.

"Relevant Part" means in respect of a Shared Contract which relates to the supply of goods or services by counterparties to the Seller or its affiliates which relate to both any part of the Business and remaining business operations of the Seller and its affiliates, the rights and obligations under that Shared Contract to the extent that those rights and obligations relate on the one hand, primarily to the Business, or on the other hand, primarily to the remaining Business Operations of the Seller and its affiliates.

"ROT Assets" means all Assets in the possession of the Seller at the Effective Time that are or become subject to an ROT Claim.

"ROT Claim" means a claim made by a supplier of goods (or a person deriving title from such a supplier) delivered into the possession of the Buyer for the return of those goods, or for the payment of damages for wrongful interference with them, conversion of them or trespass to them, in each case on the basis that title to them had not passed to the Seller before such delivery.

"Security" means the charges and Encumbrances over the Assets set out in Schedule 2.

"Seller Employee Benefit Plan" means each "employee benefit plan" (as described in Section 3(3) of Employee Retirement Income Security Act of 1974, as amended) and any other written or unwritten deferred compensation, pension, profit sharing, stock option, stock purchase, phantom stock, restricted stock or other equity based award, change of control, severance or termination pay, savings, group insurance or retirement plan, agreement, arrangement or policy, and all vacation pay, severance pay, incentive compensation, commission, consulting, bonus and other employee benefit or fringe benefit plans, policies or arrangements and sponsored, maintained by, contributed to or required to be contributed to by the Seller or any member of the Seller Group for the benefit of any Employees or the beneficiary of any Employees.

"Seller Group" means the Seller, its holding company and all companies and undertakings which are subsidiaries or subsidiary undertakings of the Seller or of any such holding company (including Cambium Networks Inc.).

"Seller's Records" means the books, accounts, lists of clients, Customers (including the Customer Database) and Suppliers, credit reports, cost records, work tickets, list of FCC and similar device registrations and licenses, import and export documentation, and all the other documents, papers and records (including the Employee Database and the Promotional Literature) however stored of the Seller or Cambium Networks, Inc. to the extent relating to the Business, Employees or any of the Assets, but excluding the Administrators' Records and the VAT Records.

"Seller's Retained Business" means the business of designing, developing, manufacturing, marketing, distributing, supporting and selling the Seller's Retained Products.

"Seller's Retained Products" means the products and components comprising Seller’s and its affiliates’ product lines relating to ePMP and its associated variants, PTP550, PON (Fiber), cnRanger, Wi-Fi access points, switch products, and Network Security Edge (NSE products) and all associated accessories

“Short-Term Holdback Amount” means an amount equal to US$2,000,000.

"Shared Contract" means the contracts, engagements or other commitments with third parties which relate to both the Business and the retained business operations of the Seller with the counterparties which are listed in Schedule 16.

"Specified Products" means the products and components comprising Seller’s and its affiliates’ fixed broadband and defence product lines, including the PMP450, PMP450i and all its associated variants, PTP 820/850, 60 GHz cnWave, 28 GHz cnWave, cnReach, PTP 670, PTP 700, the next generation FPGA based Evo platform and all associated accessories to these products which includes but is not limited to Beam Steering Antenna (BSA), Lightning Protection Unit (LPU), Rugged Lightning Protection Unit (RLPU), Surge Suppressors, cnPulse Synch Generator, as well as the code for cnMaestro, Link Planner, and cnHeat. In addition, the parts of CBRS and AFC related to the above prior specified products. This explicitly excludes ePMP and its associated variants, PTP550, PON (Fiber), cnRanger, Wi-Fi access points, switch products, and Network Security Edge (NSE products) and all associated accessories.

"Stock" means all finished goods, work-in-progress, stock-in-trade, raw materials, consumables, accessories and spare parts owned by the Seller or Cambium Networks, Inc., or held by a Supplier and allocated to Seller or Cambium Networks, Inc., including the right to receive any such items purchased and subject to a purchase order but not yet received by the Seller or Cambium Networks, Inc., in connection with the Business wherever situated as at the Effective Time, including any such items listed in Schedule 7.

"Straddle Period" shall mean any taxable period beginning on or before, and ending after, the Completion Date.

"Subsidiary" has the meaning given in 1.2(e).

"Supplier Contracts" means the contracts, engagements or other commitments in connection with the Business entered into by or on behalf of the Seller or Cambium Networks, Inc. for the sale, loan or hire of goods or equipment to the Seller or Cambium Networks, Inc., or for the provision of services to the Seller or Cambium Networks, Inc. which remain to be performed in whole or in part as at the Effective Time, including any such supplier contracts with the Suppliers listed in part 2 of Schedule 4.

"Suppliers" means the suppliers and former suppliers of goods or services to the Seller or Cambium Networks, Inc. in relation to the Business (save that Landlords shall not be deemed to be Suppliers in respect of the Leases or good or services supplied under the Leases, nor shall Employees or former employees be deemed to be Suppliers in respect of their contracts of employment).

"Taxation" or "Tax" means all forms of taxation and statutory, governmental, state, federal, provincial, local, government or municipal charges, duties, imposts, contributions, levies, withholdings or liabilities wherever chargeable and whether of the UK or any other jurisdiction; and any penalty, fine, surcharge, interest, charges or costs relating thereto.

"Third Party Assets" means all Assets in the possession of the Seller or any of its Subsidiaries in relation to the Business which are on loan, subject to lease, hire purchase, conditional sale, rental, contract hire or other agreements which do not pass title to the Seller or any of its Subsidiaries, or of which it is for any reason bailee.

"Third Party Consent" means a consent, licence, approval, authorisation or waiver required from a third party for the conveyance, transfer, assignment or novation in favour of the Buyer of any of the Assets.

"Transaction" means the transaction contemplated by this agreement or any part of that transaction.

"Transitional Services Agreement" has the meaning given to it in clause 4.3(b).

"TUPE" means the Transfer of Undertakings (Protection of Employment) Regulations 2006 (SI 2006/246).

"UK Data Protection Legislation" means all applicable data protection and privacy legislation in force from time to time in the UK including the UK GDPR, the Data Protection Act 2018 (and regulations made thereunder), the Privacy and Electronic Communications Regulations 2003 (SI 2003/2426) as amended.

"UK GDPR" has the meaning given to it in section 3(10) (as supplemented by section 205(4)) of the Data Protection Act 2018.

"US Transfer Agreement" has the meaning given to it in clause 4.3(c).

“US Buyer” means Airspan Networks Inc., a Delaware corporation.

"VAT" means value added tax chargeable under the VATA 1994.

"VAT Group" means two or more persons registered as a group for VAT purposes under section 43 of the VATA 1994.

"VAT Records" means all records of the Seller relating to the Business referred to in section 49 of the VATA 1994.

"VATA 1994" means the Value Added Tax Act 1994.

1.2 In this agreement, unless otherwise specified:

(a) clause, Schedule and paragraph headings shall not affect the interpretation of this agreement;

(b) a "person" includes a natural person, corporate or unincorporated body (whether or not having separate legal personality);

(c) the Schedules form part of this agreement and shall have effect as if set out in full in the main body of this agreement. Any reference to "this agreement" includes the Schedules (and where used in the Schedules, includes a reference to each other Schedule and to the main body of this agreement). In the event of any inconsistency between any provision set out in the main body of this agreement and any provision set out in any Schedule, the provision in the main body of this agreement shall prevail provided that words and expressions which are defined in any Schedule to give a different meaning to the meaning given to such words or expressions in the main body of this agreement shall bear the meaning there given in construing such Schedule;

(d) a reference to a "company" shall include any company, corporation or other body corporate, wherever and however incorporated or established;

(e) a reference to an "affiliate" shall mean, in relation to a person:

(i) any subsidiary or holding company of such body corporate, and any subsidiary of any such holding company, in each case from time to time;

(ii) any fund of which that person is a general partner, trustee, nominee, investment manager or investment advisor;

(iii) any general partner, trustee, nominee or manager of, that person; and

(iv) any affiliate of any of the foregoing.

and, in all cases, excluding in the case of the Seller any portfolio or investee company in which funds managed or advised by Vector Capital or any of its affiliates have a direct or indirect equity interest;

(f) a reference to a "holding company" or a "subsidiary" means a holding company or a subsidiary (as the case may be) as defined in section 1159 of the Companies Act 2006 and a company shall be treated, for the purposes only of the membership requirement contained in sections 1159(1)(b) and (c), as a member of another company even if its shares in that other company are registered in the name of (a) another person (or its nominee) by way of security or in connection with the taking of security, or (b) its nominee. In the case of a limited liability partnership which is a subsidiary of a company or another limited liability partnership, section 1159 of the Companies Act 2006 shall be amended so that: (a) references in sections 1159(1)(a) and (c) to voting rights are to the members' rights to vote on all or substantially all matters which are decided by a vote of the members of the limited liability partnership; and (b) the reference in section 1159(1)(b) to the right to appoint or remove a majority of its board of directors is to the right to appoint or remove members holding a majority of the voting rights;

(g) unless the context otherwise requires, words in the singular shall include the plural and words in the plural shall include the singular;

(h) unless the context otherwise requires, a reference to one gender shall include a reference to the other genders;

(i) a reference to any party shall include that party's personal representatives, successors and permitted assigns;

(j) words and expressions defined for the purposes of or in connection with any statutory provisions shall, where the context so requires, be construed as having the same meanings in this agreement;

(k) unless the context otherwise requires, a reference to legislation or legislative provision is a reference to it as amended, extended or re-enacted from time to time and a reference to legislation or legislative provision shall include all subordinate legislation made from time to time under that legislation or legislative provision;

(l) a reference to writing or written includes email;

(m) where the words "include(s)", "including" or "in particular" are used in this agreement, they are deemed to have the words "without limitation" following them;

(n) any obligation in this agreement on the Buyer not to do something includes an obligation on the Buyer not to agree or allow that thing to be done;

(o) any obligation in this agreement on the Buyer to do something includes an obligation to do that thing at the Buyer's own cost and expense;

(p) "other" and "otherwise" are illustrative and shall not limit the sense of the words preceding them;

(q) a reference to the "Seller or the Administrators" includes them jointly and each of them individually;

(r) a reference to a "claim" includes any claim, demand, action or proceeding of any kind, actual or contingent;

(s) a reference to a "loss" includes any loss, damage, cost, charge, penalty, fee or expense;

(t) a reference to "records" includes information held in any form, including paper, electronically stored data, magnetic media, film and microfilm;

(u) a reference to "representatives" includes partners, agents, employees, subcontractors and any other person acting on behalf and with the authority of a party;

(v) a reference to a document "in the agreed form" is a reference to a document in the form agreed between the parties to this agreement on or before the making of this agreement and initialled by them for the purposes of identification;

(w) references to any English legal terms, for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any other legal concept or thing shall, in respect of any jurisdiction other than England, be deemed to include a reference to what most nearly approximates to the English legal term in that jurisdiction;

(x) any reference to a currency in this agreement shall be to US$, and all payments required in accordance with this agreement shall be made in US$;

(y) references to times of the day are, unless the context requires otherwise, to London time and references to a day are to a period of 24 hours running from midnight on the previous day; and

(z) any amount expressed to be in pounds sterling shall, to the extent that it requires, in whole or in part, to be expressed in any other currency in order to give full effect to this agreement, be deemed for that purpose to have been converted into the relevant currency immediately before the close of business on the date of this agreement (or, if that is not a Business Day, the Business Day immediately before it). Subject to any applicable legal requirements governing conversions into that currency, the rate of exchange shall be Barclays Bank plc's spot rate for the purchase of that currency with sterling at the time of the deemed conversion.

2. TC "2. AGREEMENT TO SELL AND PURCHASE" \L 1AGREEMENT TO SELL AND PURCHASE

2.1 Subject to the terms of this agreement, the Seller shall sell to Buyer, and Cambium Networks, Inc. shall sell to US Buyer through delivery of the US Transfer Agreement, and the Buyer, with a view to carrying on the Business as a going concern, shall purchase such right, title and interest (if any) as the Seller has and can transfer (and the US Buyer shall purchase such right, title and interest (if any) as Cambium Networks, Inc. has and can transfer pursuant to the US Transfer Agreement) in the following assets as at the Effective Time free from the Security:

(a) the Goodwill;

(b) the Plant and Machinery;

(c) the Seller's Records;

(d) the Stock;

(e) the Demonstration Inventory;

(f) the Book Debts;

(g) the Business Contracts;

(h) the Business Intellectual Property Rights;

(i) the assets set forth on Schedule 14; and

(j) the Seller's rights, claims and causes of action against third parties to the extent relating to any of the foregoing Assets, including the proceeds of any litigation.

2.2 For the avoidance of doubt and without limitation, the following items are not included in the sale under this agreement ("Excluded Assets"):

(a) any Intellectual Property Rights of the Seller or any of its Subsidiaries other than the Business Intellectual Property Rights, including those Intellectual Property Rights listed in part 2 of Schedule 3;

(b) the Seller's Retained Products and all product derivations thereof;

(c) all unique and specific Intellectual Property Rights, unique and specific accessories, unique and specific factory support equipment and tooling and unique and specific component inventory predominantly relating to the Seller's Retained Products or the Seller's Retained Business, other than to the extent they are specifically listed in the Schedules to this agreement as an Asset;

(d) any assets listed in Schedule 9;

(e) the Administrators' Records;

(f) the VAT Records;

(g) the Third Party Assets;

(h) the ROT Assets, except as provided in 9.5;

(i) any cash or cash equivalents in hand or at the bank;

(j) any account of the Seller or any of its Subsidiaries with any bank or other financial institution;

(k) any real property owned, leased or used by the Seller or any other member of the Seller Group;

(l) all policies of insurance and assurance and any actual or potential claim under such policies or similar contracts or in damages against any third party;

(m) any Tax assets, including Tax refunds, credits or prepayments, of Seller or any of its Subsidiaries for any period or relating to the Business for any Pre-Completion Tax Period;

(n) any Tax returns and other books and records related to Taxes paid or payable by the Seller or any of its Subsidiaries;

(o) any assets related to any Seller Employee Benefit Plan;

(p) Seller's and each of its Subsidiaries' rights, claims and causes of action against third parties to the extent accruing on or prior to Completion and all such rights, claims and causes of action, whenever accruing, to the extent related to: (i) any other Excluded Asset; or (ii) any Excluded Liability;

(q) any shares or other securities owned by the Seller or any other member of the Seller Group; and

(r) any other property, rights or assets of the Seller or any other member of the Seller Group which are not listed in 2.1.

2.3 Subject to the terms of this agreement, the Seller shall transfer and assign to the Buyer (or Cambium Networks, Inc. shall transfer and assign to US Buyer through delivery of the US Transfer Agreement), and the Buyer shall assume, and thereafter pay, perform, discharge and satisfy, in accordance with their respective terms (and the US Buyer shall assume, and thereafter pay, perform, discharge and satisfy, in accordance with their respective terms, to the extent the following Liabilities are assigned or transferred by Cambium Networks, Inc. pursuant to the US Transfer Agreement), and indemnify the Seller and the Administrators in accordance with clause 5.2 against, all of the following Liabilities (the "Assumed Liabilities"):

(a) all Liabilities of the Seller or Cambium Networks, Inc. under or relating to the Business Contracts other than accounts payable, but only to the extent that such Liabilities are required to be performed after the Effective Time, were incurred in the ordinary course of business and do not relate to any failure to perform, improper performance, warranty or other breach, default or violation by the Seller or Cambium Networks, Inc. on or prior to the Effective Time;

(b) all Liabilities in respect of the warranties for Specified Products (other than Specified Products manufactured by [***]) sold prior to the Effective Time;

(c) all Liabilities to the extent relating to the Assets, the Specified Products or the Buyer’s operation of the Business, in each case, first arising from and after the Effective Time;

(d) all accounts payable of the Seller or Cambium Networks, Inc. owed to suppliers under any Supplier Contract set forth on Schedule 10;

(e) all deferred revenue, customer prepayment or customer deposit obligations of the Business under the Business Contracts;

(f) all aggregate net credit balances owed to Customers within Book Debts as at the Effective Time; and

(g) all Liabilities for Taxes imposed on or with respect to the Business and the Assets for any Post-Completion Tax Period.

2.4 All other Liabilities of the Seller and its Subsidiaries that are not Assumed Liabilities, including all Liabilities in respect of any Debt (other than where expressly assumed pursuant to clause 2.3), are referred to herein as "Excluded Liabilities". The Buyer shall not assume responsibility for any of the Excluded Liabilities.

3. TC "3. PURCHASE PRICE" \L 1PURCHASE PRICE

3.1 The consideration for the sale and purchase of the Assets under this agreement is an aggregate amount (the "Purchase Price") equal to the sum of:

(a) US$27,500,000 (the "Base Price"); plus

(b) the Book Debt Upside Amount (if any); minus

(c) the R&W Insurance Costs.

3.2 The Seller confirms that the Administrators or the Administrators' Solicitors may give a good receipt for all payments to the Seller.

3.3 The Purchase Price shall be apportioned between the Assets (and between Seller and US Seller) in accordance with Schedule 1.

3.4 All monies payable by the Buyer under this agreement shall be paid without set-off, counterclaim or deduction whatsoever to Seller, which Seller shall then allocate such consideration received among Seller and US Seller in accordance clause 3.3.

3.5 The Long-Term Holdback Amount shall be retained by the Buyer at Completion in accordance with clause 4.2(a) and shall be dealt with in accordance with this clause 3.5.

(a) Notwithstanding clause 3.4, the Buyer may deduct and retain from the Long-Term Holdback Amount an amount equal to any losses (for purposes of this this clause 3.5,

“losses” will include any expenses incurred, including reasonable legal fees) incurred or suffered by the Buyer, the US Buyer or any of their respective affiliates arising out of or in connection with any claim brought, asserted or threatened against it, or any request for discovery or related litigation or similar action, by any creditor of Cambium Networks, Inc. (or by any assignee, trustee, liquidator, receiver or other person acting for, or deriving rights (or purporting to act for or derive rights) from, such creditor) that: (i) challenges, contests or seeks to avoid, unwind, set aside or reverse the Transaction; or (ii) seeks to impose successor, transferee, de facto merger or other liability on the Buyer, the US Buyer or any of their respective affiliates in respect of the debts, liabilities or obligations of Cambium Networks, Inc. (each such claim, request, litigation or similar action, a "Covered Claim").

(b) For the purposes of this clause 3.5, the "Capture Period" means the period from the Completion Date to the 18 month anniversary of the Completion Date. Only a Covered Claim that is asserted, threatened in writing or otherwise notified to, or of which the Buyer, the US Buyer or any of their respective affiliates first becomes aware, on or prior to the expiry of the Capture Period shall be eligible for deduction under clause 3.5(a).

(c) The Buyer shall pay to the Seller an amount equal to the Long-Term Holdback Amount, less the aggregate of: (i) all losses previously deducted under clause 3.5(a); and (ii) the Buyer's good faith, reasonable estimate of the maximum amount of losses which may reasonably be incurred in respect of any Covered Claim asserted during the Capture Period that remains pending, once brought, asserted or threatened, has not otherwise been resolved, withdrawn and/or disavowed by the claimant or otherwise unresolved as at the expiry of the Capture Period (each, a "Retained Amount"), promptly and in any event within 10 Business Days following the expiry of the Capture Period. If no Covered Claim has been asserted (or threatened) on or prior to the expiry of the Capture Period, the Buyer shall pay the full Long-Term Holdback Amount to the Seller in accordance with this clause 3.5(c).

(d) The Buyer shall retain each Retained Amount until the relevant Covered Claim is finally determined, settled, withdrawn or otherwise resolved. Promptly, and in any event within 10 Business Days, following such resolution, the Buyer shall: (i) deduct and retain the applicable losses in respect of that Covered Claim; and (ii) pay to the Seller the balance (if any) of the relevant Retained Amount.

3.6 Buyer shall pay to the Seller an amount equal to the Short-Term Holdback Amount less any amounts deducted in accordance with the calculations set forth on Schedule 13, on the date falling not more than five Business Days after the final determination of the Holdback Statement in accordance with Schedule 13.

3.7 Buyer shall pay to the Seller an amount equal to the Book Debt Upside Amount (if any), on the date falling not more than five Business Days after the final determination of the Net Collections Statement in accordance with Schedule 15.

4. TC "4. COMPLETION" \L 1COMPLETION

4.1 Completion shall take place on the Completion Date immediately after the making of this agreement at the offices of the Administrators' Solicitors or at such other place as the Administrators may direct.

4.2 At Completion, the Buyer shall:

(a) pay the Purchase Price (other than the Book Debt Upside Amount (if any), which amount shall be payable in accordance with clause 3.7) less an aggregate amount equal to the Holdback Amount to the Seller or its nominee(s) by telegraphic transfer in cash of immediately available funds to such bank account or accounts as the Administrators may specify to the Buyer in writing prior to Completion;

(b) execute all documents delivered by the Seller which require execution by the Buyer;

(c) make such arrangements as it sees fit for collecting any of the Assets which are not situated at any property utilised by the Business;

(d) deliver to the Seller a duly executed copy of the resolution adopted by the board of directors of the Buyer authorising the execution and delivery by the officers specified in the resolution of this agreement, and any other documents referred to in this agreement as being required to be delivered by it;

(e) deliver to the Seller a copy of the Licence to Occupy duly executed by the Buyer;

(f) deliver to the Seller a distribution agreement in the agreed form (the "Distribution Agreement"), duly executed by Buyer, regarding the resale and distribution by Seller of certain of the Specified Products;

(g) a transitional services agreement in the agreed form (the "Transitional Services Agreement"), duly executed by the Buyer;

(h) a copy of the bill of sale and assignment and assumption agreement in respect of the Assets and Assumed Liabilities held by Cambium Networks, Inc., in the agreed form, duly executed by the US Buyer (the “US Transfer Agreement”); and

(i) a copy of the Licence to Occupy duly executed by the Buyer.

4.3 At Completion, subject to the Buyer having complied with 4.2, the Seller shall deliver, or procure delivery to the Buyer, or make available to the Buyer:

(a) a license agreement in the agreed form, pursuant to which: (i) the Seller grants to the Buyer a license to certain Intellectual Property Rights; and (ii) the Buyer grants to Seller a license to certain Intellectual Property Rights (the "License Agreement"), duly executed by the Seller;

(b) the Transitional Services Agreement, duly executed by the Seller;

(c) the US Transfer Agreement, duly executed by Cambium Networks, Inc.;

(d) physical possession of all the Assets to which title is capable of passing by delivery, at their then current locations;

(e) physical possession of the ROT Assets and the Third Party Assets, at their then current locations, subject to the terms of 8 and 9;

(f) a copy of the Licence to Occupy duly executed by the Seller;

(g) copies of deeds of release in agreed form executed by all holders of Security releasing the Assets from the Securities;

(h) the Seller's Records;

(i) duly executed novation agreements in the agreed form for the assignment and/or novation to the Buyer of those Business Contracts by the Seller that require a Third Party Consent as set out in Schedule 11;

(j) the Distribution Agreement, duly executed by the Seller; and

(k) duly executed assignments in the agreed form of those registered Business Intellectual Property Rights that may be assigned by the Seller without the consent of any third party; and

(l) duly executed assignments in the agreed form of those unregistered Business Intellectual Property Rights that may be assigned by the Seller without the consent of any third party.

4.4 Without limitation of any other provision of this agreement, from Completion, the Buyer shall do all things necessary to ensure compliance with all legal requirements as to possession, ownership or use of any of the Assets, including obtaining all necessary licences, consents, certificates, permits and other authorisations.

4.5 The Buyer shall indemnify the Administrators, in accordance with clause 5.2, and keep the Seller and the Administrators fully and completely indemnified, from and against all costs, expenses, damages, penalties, claims and Liabilities whatsoever arising out of or in any way connected to the Buyer's failure to comply with 4.4.

4.6 From and including the Completion Date the Buyer shall be permitted to occupy the Leasehold Properties on the terms and conditions set out in the Licence to Occupy.

5. TC "5. PASSING OF RISK" \L 1PASSING OF RISK

5.1 The Business, the Assets and the Assumed Liabilities shall be at the sole risk of the Buyer from the Effective Time.

5.2 Notwithstanding any other provision of this agreement, the Buyer shall indemnify the Seller and the Administrators from and against all costs, expenses, damages, penalties, claims and Liabilities whatsoever which may be incurred by: (a) the Administrators in their personal capacity; or (b) by the Seller or the Administrators to the extent constituting administration expenses pursuant to rule 3.51 of the Insolvency Rules 2016 or paragraph 99 of Schedule B1 to the Insolvency Act 1986 , in each case in respect of the Business, the Assets and the Assumed Liabilities after Completion.

5.3 No indemnity shall be provided to the Administrators and/or the Seller for indirect or consequential loss except where reasonably foreseeable.

5.4 There shall be no double recovery by the Seller and/or Administrators in respect of a claim made under an indemnity under this agreement or any other document entered into in relation to this agreement if there is otherwise successful recovery by the Seller and/or Administrators in respect of the claim. This includes if there is a successful recovery under professional liability insurance (if applicable). To the extent there is such double recovery, the Seller and/or Administrators (as applicable) undertake to refund any and all amounts recovered from the Buyer pursuant to an indemnity under this agreement in respect of the same loss.

6. TC "6. BUSINESS CONTRACTS" \L 1BUSINESS CONTRACTS

Except with respect to Business Contracts transferred or to be transferred pursuant to the US Transfer Agreement:

6.1 From the Effective Time, the Buyer shall perform the Seller's obligations and assume the Seller's liabilities under the Business Contracts, to the extent that such Liabilities constitute Assumed Liabilities hereunder.

6.2 The Seller shall and hereby does, with effect from the Effective Time, assign to the Buyer, or procure the assignment to the Buyer of, all the Business Contracts which are capable of assignment without a Third Party Consent.

6.3 If any of the Business Contracts cannot be assigned or novated without a Third Party Consent:

(a) the Buyer and the Seller shall, at the expense of the Buyer, from Completion, use all reasonable endeavours to obtain such consents;

(b) the Buyer shall promptly provide copies of any such consents, assignments and novations to the Seller; and

(c) the Seller shall, at the expense of the Buyer, execute such assignments and novations as the Buyer may reasonably require, subject to 26, and provided that each assignment or novation includes terms under which:

(i) the Buyer undertakes to perform the contract and to be bound by the terms of it in every way as if the Buyer had been from commencement of the relevant contract a party in place of the Seller; and

(ii) the relevant Customer or Supplier releases and discharges the Seller and the Administrators from all claims whether arising before or after the Effective Time, and the Customer or Supplier accepts the liability of the Buyer in lieu of such liability of the Seller in every way as if the Buyer was named in the relevant contract as a party in place of the Seller.

6.4 Insofar as any of the Business Contracts cannot be assigned or novated to the Buyer without a Third Party Consent, and such consent is refused or otherwise not obtained or where any of such contracts is incapable of transfer to the Buyer by assignment, novation or other means, the Buyer shall (if sub-contracting is permissible and lawful under the contract in question), as the Seller's sub-contractor, perform all of the obligations of the Seller under such contract, and where sub-contracting is not permissible, the Buyer shall (if the Seller and the Administrators so request) perform such obligations as agent for the Seller, provided that the Buyer shall have no authority to bind the Seller or the Administrators or to incur any liability, cost or expense on their behalf or as an expense of the Seller's administration.

6.5 Nothing in an assignment or novation under 6.2 or any sub-contracting arrangement under 6.4 shall, as between the Buyer and Seller, or as between the Seller and any other person, give rise to any obligation by the Seller or the Administrators to make any payment to the Buyer or any other person save where such payment is expressly contemplated in the following provisions of this 6.

6.6 Nothing in this agreement shall be construed as an assignment or attempted assignment of a Business Contract if such assignment or attempted assignment would constitute a breach of that Business Contract.

6.7 Subject to the Buyer's performance of its obligations in respect of the Business Contracts under this 6, the Buyer shall be entitled to retain all benefits in respect of goods and services provided by the Buyer after the Effective Time under the Customer Contracts arising in the period from the Effective Time until the date of assignment or novation.

6.8 Any prepayment or deposit under a Customer Contract received by the Seller before the Effective Time (other than sums held on trust) shall remain the property of the Seller, and the Buyer shall not be entitled to any refund or other allowance in respect of it.

6.9 The Buyer acknowledges that no warranty is given that the Seller has made payments when due under the Supplier Contracts and acknowledges that the risks arising from any such non-payment are those of the Buyer alone (provided that Seller acknowledges that Buyer is not assuming any such obligations, all of which are Excluded Liabilities), and the Buyer shall not be entitled to any refund or allowance solely in respect of any such non-payment (or any action taken by a Supplier in respect of any non-payment), whether such non-payment relates to a period before the Effective Time or otherwise.

Shared Contracts

6.10 Upon the Buyer's reasonable request, the Seller shall use commercially reasonable endeavours at the Buyer's cost to cooperate with and assist the Buyer in procuring the separation of each Shared Contract with the effect that the benefit and burden of the Relevant Part of such Shared Contract relating to the Business is severed from the relevant Shared Contract and an agreement or arrangement equivalent to that Shared Contract in relation to the Relevant Part relating to the Business is entered into between the relevant counterparty and the Buyer.

6.11 Until such time as the Relevant Part of a Shared Contract has been separated as contemplated by clause 6.11:

(a) the Seller shall to the extent reasonably practicable continue to operate each Shared Contract so that the benefit of the Relevant Part relating to the Business can be enjoyed by the Buyer and use its commercially reasonable endeavours at the Buyer's cost to enforce the Relevant Part of any Shared Contracts as reasonably directed by the Buyer, including exercising (at the Buyer s cost) any purchase rights where the Buyer reasonably directs it to do so; and

(b) the Buyer shall, and shall procure that its relevant affiliates, perform their respective undertakings under the Relevant Part of any Shared Contract relating to the Business on behalf of the Seller or its relevant affiliates and as between the parties, be responsible for the observance and compliance with the Seller's and its affiliates' obligations and Liabilities under the Relevant Part of such Shared Contract relating to the Business to the same extent as if the Buyer and its relevant affiliates were the party thereto.

6.12 The Buyer shall bear the cost of any fees arising out of or in connection with obtaining consents from a counterparty to any Shared Contracts being transferred or otherwise dealt with in accordance with the terms of this agreement.

6.13 The Buyer shall indemnify the Seller and the Administrators, in accordance with clause 5.2, and keep the Seller and the Administrators fully and completely indemnified, from and against all costs, expenses, damages, penalties, claims and Liabilities, in each case, that first arise from and after the Effective Time in respect of the Relevant Part of any Shared Contract relating to the Business.

6.14 If a Shared Contract has not been separated in accordance with clause 6.11 prior to the expiry of the ordinary term of such Shared Contract or during the current extension term, then the Seller or its relevant affiliate, shall, in its sole discretion, have the right to terminate such Shared Contract at the end of its term (or let the term expire). In such event, the Seller shall inform the Buyer in writing with as much advance notice as reasonably practicable before giving notice of termination or letting the term expire in respect of such Shared Contract.

7. TC "7. INTELLECTUAL PROPERTY" \L 1INTELLECTUAL PROPERTY

7.1 The Buyer shall obtain the necessary third party licences, consents and permissions ("Permissions") to use or exploit the Business Intellectual Property Rights, as set forth on Schedule 12. For the avoidance of doubt, the Seller does not authorise or purport to authorise the Buyer to use or exploit any Business Intellectual Property Rights before the Buyer obtains any such Permissions.

7.2 The Buyer shall be responsible for all registration, maintenance, renewal fees and other expenses in connection with the assignment, licensing and maintenance of the Business Intellectual Property Rights which are required to be performed after the Effective Time, were incurred in the ordinary course of business and do not relate to any failure to perform, improper performance, warranty or other breach, default or violation by the Seller on or prior to the Effective Time.

8. TC "8. THIRD PARTY ASSETS" \L 1THIRD PARTY ASSETS

8.1 The Seller shall leave the Third Party Assets in their current location on Completion.

8.2 The Buyer shall:

(a) hold the Third Party Assets as bailee;

(b) have no title to nor further right to possess or use any of the Third Party Assets;

(c) not hold itself out as owner of any of the Third Party Assets;

(d) at its own expense, maintain the Third Party Assets in as good condition as they were in at the time of Completion (subject to normal wear and tear);

(e) not sell, charge or otherwise encumber or dispose of any of the Third Party Assets; and

(f) subject to clause 8.3, allow the Administrators, the Seller, the owners of the Third Party Assets and their respective representatives, to have access to the Third Party Assets at any reasonable time, to enable them to inspect, remove or otherwise deal with them.

8.3 The Buyer and the Seller, at the Buyer’s cost, shall use all reasonable endeavours to obtain the consent of the owners of the Third Party Assets to the Buyer's continued possession, use or purchase of them. Neither the Administrators nor the Seller shall object to or hinder any arrangements which the Buyer may wish to make in this respect, provided that the Buyer shall not make any such arrangement with the owner or person entitled to such assets unless such arrangements include waivers in full of any claim which the owner may have against the Administrators (whether for conversion, trespass to goods or on any other account), and of any claim made as an expense of the administration for the payment of any monies in respect of such Third Party Assets or their use. Subject to this and to the requirements of 26, the Seller shall, and shall cause its Subsidiaries to, execute such documents as the Buyer may reasonably require.

8.4 If the owner of any Third Party Asset refuses to sell it or otherwise make it available to the Buyer, the Buyer shall immediately deliver up such item for collection and removal by the owner and notify the Seller of such delivery up.

8.5 The Buyer shall indemnify the Seller and the Administrators, in accordance with clause 5.2, and keep the Seller and the Administrators fully and completely indemnified, from and against all costs, expenses, damages, penalties, claims and Liabilities, in each case, that first arise from and after the Effective Time in respect of any or all of the Third Party Assets.

8.6 Upon any sale by the Seller or the Administrators of all or a substantial portion of the Fixed Wireless Access Business to a third-party buyer (a “FWB Buyer”), the Seller shall require such FWB Buyer to enter into a continuing obligations agreement whereby such FWB Buyer agrees to substantially similar provisions in support of the Seller’s then-continuing obligations to the Buyer under this clause 8.

9. TC "9. ROT ASSETS" \L 1ROT ASSETS

9.1 The Seller shall leave the ROT Assets in their current location on Completion, and allow the Buyer into possession of the ROT Assets as against it.

9.2 The Buyer shall:

(a) hold the ROT Assets as bailee;

(b) have no title to nor further right to possess any of the ROT Assets;

(c) not hold itself out as owner of any of the ROT Assets;

(d) not charge or otherwise encumber any of the ROT Assets;

(e) store, maintain and insure the ROT Assets at its own expense; and

(f) allow the Administrators, the Seller, the owners of the ROT Assets and their respective representatives, to have access to the ROT Assets at any reasonable time, to enable them to inspect, remove or otherwise deal with them.

9.3 From Completion, the Buyer shall promptly inform the Administrators and the Seller of any information received by it in respect of any ROT Claims.

9.4 The Buyer shall indemnify the Seller and the Administrators, in accordance with clause 5.2, and keep the Seller and the Administrators fully and completely indemnified, from and against all costs, expenses, damages, penalties, claims and Liabilities whatsoever in respect of any or all of the ROT Assets.

9.5 Where it is established by agreement between the Administrators and the relevant claimant or by court order that an ROT Claim is not valid and enforceable, such right, title and interest (if any) as the Seller has in the ROT Asset, the subject of that ROT Claim, will pass to the Buyer on the date of that agreement or court order.

10. TC "10. BOOK DEBTS" \L 1BOOK DEBTS

For the avoidance of doubt, following Completion the collection of the Book Debts shall be the responsibility of the Buyer. If the Seller receives any payment in respect of any Book Debt due to the Buyer, it shall remit it to the Buyer as soon as reasonably practicable following receipt.

11. TC "11. EMPLOYEES" \L 1EMPLOYEES

11.1 The parties agree that the sale and purchase pursuant to this agreement will constitute a "relevant transfer" for the purposes of TUPE and that the contracts of employment of the Automatic Transfer Employees and the Seller's and its relevant Subsidiaries' rights, powers, and certain duties and liabilities under or in connection with such contracts of employment shall be transferred to the Buyer under TUPE at the Effective Time.

11.2 The Buyer acknowledges that the Seller acting by its Administrators has provided it with the Employee Liability Information, and that, given the Administrators' limited knowledge of the Business and the insolvency of the Seller, such information may be incomplete or inaccurate.

11.3 If the contract of employment of any Automatic Transfer Employee is found not to have transferred to the Buyer under TUPE with effect from the Effective Time, the Buyer agrees that:

(a) it will within 14 days of being informed of such fact make the relevant Automatic Transfer Employee an offer of employment in writing; and

(b) any such offer of employment made by the Buyer shall be on terms which are not materially different from that Automatic Transfer Employee's terms immediately before the Effective Time (save as to the identity of the employer) and upon which that Automatic Transfer Employee would have transferred to the Buyer under TUPE.

11.4 On making that offer (or within 21 days after an offer at clause 11.3(a) should have been made if no offer is made), the Seller or relevant Subsidiary of the Seller shall terminate the employment of the relevant Automatic Transfer Employee and the Buyer shall indemnify the Seller and the Administrators, in accordance with clause 5.2, and keep the Seller and the Administrators fully and completely indemnified, from and against all costs, expenses, damages, penalties, claims and Liabilities whatsoever in respect of the termination of such employment save for any Liabilities arising as a result of any discrimination by the Seller or any of its Subsidiaries or the Administrators.

11.5 The Seller will, so far as is practicable, provide to the Automatic Transfer Employees the information which the Seller or its Subsidiaries is obliged to provide to or in respect of the Automatic Transfer Employees under Regulation 13(2) and 13(2A) of TUPE. The Seller will consider, in good faith, any request by the Buyer for the Buyer to meet and/or to consult with the Automatic Transfer Employees prior to the Completion Date.

11.6 In respect of any Employees who are not Automatic Transfer Employees, it is acknowledged that prior to the date hereof the Buyer or an affiliate thereof has offered employment effective on the Completion Date to all such Employees. Each such Employee who receives and accepts the offer of employment from the Buyer or an affiliate thereof and commences employment on or after the Completion Date is referred to herein as a "Transferred Employee".

11.7 During the period beginning on the Completion Date and ending on the 12 month anniversary of the Completion Date, but only for the period that the relevant Transferred Employee is employed by the Buyer, the Buyer or an affiliate thereof shall provide each Transferred Employee with a salary or hourly wage rate and, so far as is practicable, bonus opportunity at the same level or greater than that as provided to such Transferred Employee as of immediately prior to Completion, and with other employee benefits that are substantially equivalent in the aggregate to the benefits to which such Transferred Employee was entitled to receive as of immediately prior to Completion, but only to the extent that the Seller has provided the Buyer with full details of salary, bonus opportunity and benefits provided to the Transferred Employees immediately prior to Completion. The Buyer further agrees that, from and after the

Completion Date, and to the extent reasonable practicable, the Buyer or an affiliate thereof shall grant all Transferred Employees credit for any service with the Seller Group earned prior to the Completion Date, to the same extent such service was credited under the comparable Seller Employee Benefit Plan, for all eligibility, vesting and benefit (other than defined benefit accrual) purposes under any benefit or compensation plan, program, agreement or arrangement that may be established or maintained by the Buyer on or after the Completion Date (the "Buyer Benefit Plans"), provided that such service shall not be recognized to the extent it results in the duplication of benefits for the same period of service.

11.8 Effective as of Completion, to the extent permitted by the applicable Buyer Benefit Plans and applicable law, the Buyer or an affiliate thereof shall offer to all such Transferred Employees accepting such offers group health benefit coverage with respect to which the Buyer or an affiliate thereof shall have taken reasonable steps to cause to be waived all pre-existing condition exclusions and actively-at-work requirements and similar limitations, eligibility waiting periods, and evidence of insurability requirements. Nothing contained herein, express or implied, is intended to:

(a) confer upon any Transferred Employee any right to continued employment for any period or continued receipt of any specific employee benefit;

(b) be interpreted to prevent or restrict the Buyer or any affiliate thereof from modifying or terminating the employment or terms of employment of any Transferred Employee, including the amendment or termination of any employee benefit or compensation plan, program or arrangement, after the Completion Date (other than the obligation in this clause 11 to provide substantially equivalent benefits in the aggregate), or shall constitute the adoption of, an amendment to or any other modification of any Buyer Benefit Plan or Seller Employee Benefit Plan. It is expressly agreed that the provisions of these clauses 11.8 and 11.9 are not intended to be for the benefit of or otherwise be enforceable by, any third party, including any Transferred Employees or any other personnel of the Seller Group or the Buyer or any affiliate thereof.

11.9 The Buyer and its relevant affiliates shall be solely responsible for complying with the requirements of Section 4980B of the Internal Revenue Code of 1986 for all Transferred Employees.

11.10 For purposes of any severance or termination pay, the parties intend that the transactions contemplated by this agreement should not constitute a separation, termination, or severance of employment of any Transferred Employee who accepts an employment from the Buyer that is consistent with the requirements of this clause 11. The Buyer shall be responsible for all Liabilities for the provision of notice or payment in lieu of notice and any applicable penalties under the Worker Adjustment Retraining and Notification Act of 1988, as amended, and all similar state or other laws in any relevant jurisdiction arising as a result of any actions taken by the Buyer with respect to Transferred Employees on or after the Completion Date.

11.11 Neither the Seller, nor any of its Subsidiaries, nor the Administrators shall have any liability to the Buyer for any claims or losses which may be brought against or incurred by the Buyer whether relating to the period before or after the Effective Time in respect of any persons whose employment is transferred to the Buyer, whether under TUPE or otherwise. The Buyer will be responsible for all payments due to any Automatic Transfer Employees in respect of their employment and termination who do not transfer to the Buyer on the Effective Date by reason of (i) the Buyer declining to employ or otherwise engage such employee and (ii) any such employee who declines an offer from the Buyer.

11.12 To the extent provided for in clause 5.2, the Buyer shall indemnify the Seller and the Administrators, and keep the Seller and the Administrators fully and completely indemnified,

from and against all costs, expenses, damages, penalties, claims and Liabilities whatsoever in respect of any of the Transferred Employees and Automatic Transfer Employees, in relation to periods before or after the Effective Time.

12. TC "12. APPORTIONMENTS AND PREPAYMENTS" \L 1APPORTIONMENTS AND PREPAYMENTS

12.1 The Buyer shall pay to the Seller the apportioned value of all payments made or liabilities incurred by the Seller or the Administrators solely to the extent in connection with Assets or Assumed Liabilities in respect of or relating to any period after the Effective Time. Such payments shall be deemed to accrue equally from day to day and shall be apportioned as at the Effective Time. The Buyer shall pay any such sum to the Seller in cash in such manner as the Administrators may direct within 15 Business Days of delivery to the Buyer of an invoice by the Seller or the Administrators.

12.2 For the avoidance of doubt, and except as expressly provided otherwise in this agreement, the Seller has no obligation to the Buyer to pay or discharge any debt owed by it to any person, or to pay or discharge any claim or liability (including contingent claims and liabilities) outstanding against it or any of its assets.

12.3 For the avoidance of doubt, the Buyer shall pay, satisfy and discharge all debts and liabilities of the Business that are incurred by the Buyer on or after the Effective Time.

12.4 Nothing in this agreement shall oblige the Seller or the Administrators, as against the Buyer, to make any payment in respect of the Business or the Assets which becomes due, or has become due before the Effective Time or in respect of any period up to the Effective Time which has not been discharged before the Effective Time.

12.5 This 12 does not apply to, or in respect of any liabilities arising out of, the Business Contracts, or any of the matters addressed by the Transitional Services Agreement or the Distribution Agreement.

13. TC "13. LEASEHOLD PROPERTIES" \L 1 LEASEHOLD PROPERTIES

13.1 The provisions of Schedule 6 shall apply.

14. TC "13. TAX MATTERS" \L 1TAX MATTERS

14.1 All amounts payable by one party to the other pursuant to this agreement are expressed exclusive of any VAT that may be chargeable thereon.

14.2 The Seller and the Buyer each acknowledge and agree that a business is being transferred as a going concern and that they intend that section 49(1) of the VATA 1994 and article 5 of the Value Added Tax (Special Provisions) Order 1995 (SI 1995/1268) (article 5) will apply to the sale of the Business and Assets pursuant to this agreement.

14.3 The Buyer warrants to and notifies the Seller and the Administrators that:

(a) it (or the representative member of its VAT Group) is registered for VAT or liable to be registered under Schedule 1 to the VATA 1994 with effect from on or before Completion;

(b) it is purchasing the Business and Assets as beneficial owner in order that it may carry on the Business as a going concern in succession to the Seller;

14.4 If for any reason HMRC (or any other Tax authority) requires the Seller or the Administrators to account for VAT (or a substantially similar Tax) on the whole or any part of any sum payable under this agreement, the Administrators shall procure delivery to the Buyer of a valid VAT invoice (or similar such invoice in respect of a substantially similar Tax) in respect of the VAT or other Tax payable. Within 10 Business Days of such delivery, the Buyer shall pay to the Administrators the full amount of the VAT (or substantially similar Tax) included in such valid invoice, including any interest, penalty or surcharge, and shall indemnify the Seller and the Administrators, in accordance with clause 5.2, and keep the Seller and the Administrators fully and completely indemnified, from and against all costs, expenses, damages, penalties, claims and Liabilities whatsoever in respect of such assessment or amount.

15. TC "15. CAPITAL ALLOWANCES" \L 1CAPITAL ALLOWANCES

15.1 The parties shall cooperate in good faith at the Buyer's cost to determine whether any election under the Capital Allowances Act 2001 should be made and, where agreed, shall execute such election within a reasonable period following Completion.

16. TC "16. SELLER'S RECORDS" \L 1SELLER'S RECORDS

16.1 From Completion for a period of 12 months, the Buyer shall make the Seller's Records available for inspection by the Seller, the Administrators and their representatives and provide to them reasonable facilities during normal business hours to inspect and copy (at the Buyer's expense) the Seller's Records.

16.2 The Buyer shall, for a period of 12 months:

(a) keep the Seller's Records in good order and in good and safe condition, and insured for their full value; and

(b) give the Administrators not less than one month's prior notice of any intended disposal or destruction of all or any of them.

16.3 For the avoidance of doubt, the Administrator's Records shall not be available to the Buyer for inspection or otherwise and if any of them come into the possession of the Buyer, at Completion or otherwise, it shall immediately notify the Administrators and deliver them to the Administrators on demand.

17. TC "17. BUYER'S RECORDS" \L 1BUYER'S RECORDS

During normal business hours and on reasonable notice, the Buyer shall give the Seller, the Administrators and their representatives access to the premises, records and staff of the Buyer to enable the Seller and the Administrators to deal with any matters arising in connection with the administration of the Seller (or any subsequent liquidation of the Seller).

The Seller and the Administrators shall conduct any such actions with a view to minimising disruption to the Buyer’s business.

18. TC "18. VAT RECORDS" \L 1VAT RECORDS

18.1 The Seller and Buyer intend that section 49 of the VATA 1994 shall apply to the sale of the Business and Assets under this agreement but they do not intend to make a joint application to HMRC for the Buyer to be registered for VAT under the VAT registration number of the Seller pursuant to regulation 6(1)(d) of the VAT Regulations 1995 (SI 1995/2518).

18.2 The Seller shall preserve and permit the Buyer reasonable access to the VAT Records for such period as may be required by law.

18.3 If any of the VAT Records come into the possession of the Buyer, at Completion or otherwise, it shall immediately notify the Administrators and deliver them to the Administrators on demand.

19. TC "19. DATA PROTECTION" \L 1DATA PROTECTION

19.1 Notwithstanding any other provision of this agreement, the Buyer undertakes that, on receipt of the Customer Database and Employee Database on the Completion Date, it shall:

(a) duly observe all of its obligations as a Data Controller under the Data Protection Legislation which arise in connection with processing Customer Data and Employee Data;

(b) comply with the principles relating to processing of personal data set out in article 5(1) of the UK GDPR and, in particular, it shall process Customer Data and Employee Data fairly and lawfully in accordance with the "lawfulness, fairness and transparency" principle for the purpose of the continued provision of details of the product(s) and services to the Customers and in connection with the employment of the Data Employees and in accordance with the terms and conditions set out in this agreement;

(c) send a privacy notice to each Customer and Data Employee identified in the Customer Database and Employee Database in the agreed form as soon as reasonably practicable after the Completion Date;

(d) respond to any request made by a Data Employee or Customer in relation to the provision of details of the product(s) and services in accordance with the rights of data subjects (as defined in article 4(1) of the UK GDPR); and

(e) obtain, and at all times maintain, a notification under the Data Protection Legislation appropriate to the performance of its obligations under this agreement.

19.2 The Buyer shall indemnify the Seller and the Administrators, in accordance with clause 5.2, and keep the Seller and the Administrators fully and completely indemnified, from and against all costs, expenses, damages, penalties, claims and Liabilities whatsoever in respect of the processing of the Customer Data or Employee Data by the Buyer.

20. TC "20. DE-BRANDING" \L 1 DE-BRANDING

20.1 The Buyer shall not (and shall procure that none of its affiliates shall), from and after Completion, hold themselves out as being part of, or otherwise connected or associated with, the Seller Group.

20.2 Without prejudice to the generality of clause 20.1, the Buyer shall (and shall procure that each of its relevant affiliates shall), as soon as reasonably practicable after the Completion Date and in any event within 12 months from the Completion Date:

(a) cease to use, display, market, advertise, promote or maintain: (a) any registration for any of the Business Names, whether used alone or in conjunction with other words; or (b) any word, mark, name, design, get-up or logo that is similar to any of the Business Names;

(b) cease to manufacture, distribute, market or sell any products or services using or displaying any of the Business Names or any name that is similar to any of the Business Names; and

(c) destroy, delete or remove any materials (including promotional materials, stationery, uniforms and other consumables) existing as at the Completion Date which are included in the Assets which incorporate or otherwise use any of the Business Names or any name that is similar to any of the Business Names that are in the Buyer's or any of its relevant affiliates' control or possession (or that of any of its third-party manufacturers or otherwise), provided that the Buyer and each of its relevant affiliates shall not be obliged to cease use of any of the Business Names or any name that is similar to any of the Business Names to the extent used:

(d) in a neutral, non-trademark manner to describe any past affiliation with the Seller Group;

(e) on historical legal and business agreements and documents, provided that the same are not used in a marketing or promotional manner;

(f) on an "as is" basis on the Stock;

(g) as required to comply with obligations under applicable law;

(h) due to such name being fixed within a tool, until such time as Buyer is able to replace the tool;

(i) for internal purposes or in a non-public facing manner, provided that the same are not used in a marketing or promotional manner; or

(j) for a period of up to 18 months following the Completion Date with respect to the use of the Cambium name in connection with the sale and distribution of the Cambium PTP800.

20.3 All rights in and to all of the Business Names and to all the reputation and goodwill associated with the Business Names throughout the world, including any reputation that may accrue as a result of the use of the Business Names by the Buyer and its relevant affiliates in accordance with clause 20.2 are reserved to and shall belong absolutely to the Seller Group.

20.4 The Buyer shall indemnify the Seller and the Administrators, in accordance with clause 5.2, and keep the Seller Inc. and the Administrators fully and completely indemnified, from and against all costs, expenses, damages, penalties, claims and Liabilities whatsoever in respect of the use of any or all of the Business Names in breach of this clause 20.

20.5 The Buyer shall not use any of the Promotional Literature nor send any of it to any Customers or potential customers without first affixing stickers or making such other appropriate arrangements to it to ensure that such recipients are aware that they will be dealing and contracting with the Buyer and not the Seller or the Administrators.

21. TC "21. CORRESPONDENCE" \L 1CORRESPONDENCE

After Completion, the Buyer shall promptly deliver to the Administrators all correspondence received by it in connection with the Business which are properly addressed to the Seller or the Administrators.

22. TC "22. ADMINISTRATORS' LIABILITY AND STATUS OF CLAIMS" \L 1ADMINISTRATORS' LIABILITY AND STATUS OF CLAIMS

22.1 The Administrators act as agents for the Seller and neither they, their firm, partners, employees, advisers, representatives or agents shall incur any personal liability in any circumstances whatever by virtue of this agreement (including in respect of any failure on the part of the Seller to observe, perform or comply with any such obligations or under or in relation to any associated arrangements or negotiations or under any document or assurance made pursuant to this agreement), nor in relation to any related matter or claim nor in respect of any transfer, assignment or other documents made pursuant to this agreement.

22.2 The Administrators have entered into this agreement in their personal capacities solely for the purpose of obtaining the benefit of the provisions in their favour.

22.3 No sums due from the Administrators or the Seller arising directly or indirectly out of the terms of this agreement shall be charged or payable as a cost or expense of the administration or otherwise payable under paragraph 99(3) or 99(4) of Schedule B1 to the Insolvency Act 1986, but shall rank (if that claim is allowed by law to rank as an unsecured claim) only as an unsecured claim against the Seller.

23. TC "23. EXCLUSIONS AND BUYER WARRANTY" \L 1EXCLUSIONS AND BUYER WARRANTY

23.1 To the extent permissible by law and subject to 23.5, all representations, warranties, conditions, guarantees and stipulations, express or implied, statutory, customary or otherwise in respect of the Assets, the Business or any of the rights, title and interests transferred or agreed to be transferred pursuant to this agreement are expressly excluded (including warranties and conditions as to title, quiet possession, merchantable or satisfactory quality, fitness for purpose and description). Except as expressly set out in this agreement, any lists contained in any schedule or annexure shall not constitute any warranty in respect of the Seller's ownership of the listed items or otherwise.

23.2 The Assets or any of them are sold in their condition and locations at the Effective Time and subject to all faults, liens, executions, distraints, encumbrances and claims of third parties; the expense of discharging which shall be met by the Buyer. Unless otherwise required by law (and then only to that extent), the Seller and the Administrators and each of them shall not be liable for any loss arising out of, or due to, or caused by any defect or deficiencies in any or all of the Assets.

23.3 The Buyer agrees that the terms and conditions of this agreement and the exclusions and limitations contained in it are fair and reasonable having regard to the following:

(a) that this is a sale by an insolvent company in circumstances where the Administrators' knowledge of the Business, Assets and Leasehold Properties is limited and it is usual that no representations and warranties are given by or on behalf of the Seller or the Administrators;

(b) that the Buyer has relied solely on its own opinions and the opinions of its professional advisors concerning the Assets or any of them, their quality, condition, description, fitness and suitability for any purpose, the possibility that some or all of them may have defects not apparent on inspection and examination, and the use it intends or proposes to put them to;

(c) that the Buyer has agreed to purchase the Assets or any of them "as seen" in their present state and condition for a consideration which takes into account the risk to the

Buyer represented by the parties' belief that the said exclusions and limitations are or would be recognised by the courts; and

(d) that the Buyer, its representatives and advisers have been given every opportunity it or they may wish to have to examine and inspect all or any of the Assets or any of them and all relevant documents relating to them.

23.4 The Buyer acknowledges that:

(a) it has not entered into this agreement in reliance upon any representations, agreements, statements or replies to specific enquiries (whether oral or written) made or alleged to have been made by the Seller, the Administrators or its or their representatives at any time. The only claim, right or remedy available to the Buyer for any representation given in connection with this agreement shall be damages for breach of contract;

(b) it has inspected or enquired about the Assets and the Business or has been given an opportunity to do so, and buys the Assets with full knowledge of the Third-Party Claims. No warranty or assurance is given or implied about the Third-Party Claims or the effect they may have on the Assets or the Business;

(c) it shall (at its sole expense) hold and comply with all appropriate certificates, licences, consents and permits to use or have the benefit of the Assets and to conduct the Business; and

(d) it has satisfied itself or has had the opportunity to satisfy itself that the Schedules are accurate. The Buyer has no claim against the Seller or the Administrators if items referred to in the Schedules are found to be incorrect.

23.5 Nothing in this agreement operates to limit or exclude any liability for fraud, fraudulent misrepresentation, or for death or personal injury arising from negligence.

23.6 The Buyer acknowledges that if:

(a) the Seller does not have title or unencumbered title to any or all of the Assets;

(b) the Buyer cannot exercise any right conferred or purported to be conferred on it by this agreement; or

(c) the Business Contracts (or any of them) (or any agreement which otherwise would be a Business Contract) shall have ended or been terminated before the Effective Time, whether because of the insolvency of the Seller, or breach by the Seller, or for any other reason, this shall not be a ground or grounds for rescinding, avoiding or varying any or all of the provisions of this agreement, or for any reduction in or repayment of any part of the Purchase Price, and the Buyer has made allowance for the possible existence of such matters in agreeing the Purchase Price.

23.7 The Buyer warrants that: MACROBUTTON optional

(a) it is duly incorporated under the laws of England and Wales;

(b) it has all necessary power and authority to enter into, deliver and perform its obligations under this agreement and each other document delivered in connection with it to which the Buyer is a party;

(c) this agreement and each other document delivered in connection with it to which the Buyer is a party will, once executed, constitute valid, binding and enforceable obligations of the Buyer in accordance with their respective terms;

(d) the execution and delivery of, and performance by the Buyer of its obligations under this agreement and each other document delivered in connection with it to which the Buyer is a party will not:

(i) conflict with, or result in, any breach of any provision of the constitution of the Buyer;

(ii) conflict with, result in a breach of, or constitute a default under, any material agreement or instrument to which the Buyer is a party;

(iii) conflict with, or result in a breach of any law or regulation, or of any order, injunction, judgment or decree of any court, that applies to the Buyer; nor

(iv) require the Buyer to obtain any consent or approval of, or give any notice to or make any registration with, any governmental entity that has not been unconditionally and irrevocably obtained or made as at the date of this agreement;

(e) the Buyer is not a person connected (within the meaning of section 252 of the Companies Act 2006) with a director of the Seller or of any holding company of the Seller or, if it is so connected, a resolution of the Buyer has been passed in accordance with sections 190, 191 and 223(1) of the Companies Act 2006 or no such resolution is required by virtue of section 192 of that Act; and

(f) the Buyer is not a connected person in relation to the Seller within paragraph 60A of Schedule B1 to the Insolvency Act 1986,

and the Buyer shall indemnify the Seller and the Administrators, in accordance with clause 5.2, and keep the Seller and the Administrators fully and completely indemnified, from and against all costs, expenses, damages, penalties, claims and Liabilities whatsoever arising as a result of any breach of these warranties.

23.8 The Buyer shall not be entitled to rescind this agreement after Completion for any reason.

R&W Insurance Policy

23.9 The Seller and the Buyer acknowledge that the Buyer may, but is not obligated to, procure the inception of any R&W Insurance Policy. If the Buyer or one of its affiliates does procure the inception of an R&W Insurance Policy, the Buyer undertakes to the Seller:

(a) to procure that the R&W Insurance Policy includes a waiver of any rights of subrogation (the “Subrogation Provisions”) which an insurer under the R&W Insurance Policy may otherwise have against the Seller or any other member of the Seller Group, save in the event of fraud on the part of the Seller; and

(b) not to amend the Subrogation Provisions without the prior written consent of the Seller.

23.10 The Buyer shall deliver to the Seller on Completion an extract of the Subrogation Provisions of any R&W Insurance Policy obtained by the Buyer or one of its affiliates on or prior to Completion.

24. TC "24. NO RECOURSE AGAINST VECTOR CAPITAL RELATED PERSONS" \L 1NO RECOURSE AGAINST VECTOR CAPITAL RELATED PERSONS

Notwithstanding anything that may be expressed or implied in this agreement, the Buyer acknowledges and agrees that, save in the case of fraud:

(a) no recourse under this agreement or any other document delivered in connection with it may be had against any partner, member, director, officer, agent or employee of the Seller, any direct or indirect holder of any equity interests or securities of the Seller (whether such holder is a limited or general partner, member, shareholder or otherwise), any affiliate of the Seller, any fund managed or advised by Vector Capital Management, L.P. or its affiliates, or any direct or indirect director, officer, employee, partner, affiliate, member, agent, controlling person or representative of any of the foregoing (each such person or entity, a "Vector Capital Related Person"), whether by the enforcement of any judgment or assessment or by any legal or equitable proceeding (including, for the avoidance of doubt, through attempted piercing of the corporate, limited partnership or limited liability company veil or any insolvency proceeding), or by virtue of any statute, regulation or other applicable law; and

(b) no liability whatsoever will attach to, be imposed on or otherwise be incurred by any Vector Capital Related Person under this agreement or any other document delivered in connection with it or for any claim based on, in respect of or by reason of such obligations or by their creation, provided however that this clause shall not under any circumstances limit or impact any right(s) the Buyer has, or may have, under this agreement or any other document delivered in connection with it against a Vector Capital Related Person or the Seller to the extent such person is a party to this agreement or any other document delivered in connection with it; provided, further, however, that to the extent any Vector Capital Related Person is the FWB Buyer, the obligations extending to the FWB Buyer hereunder shall extend to such Vector Capital Related Person.

25. TC "25. TIME OF ESSENCE" \L 1TIME OF ESSENCE

Time is of the essence for all times, dates and periods specified in this agreement or substituted for them.

26. TC "26. CONFIDENTIALITY AND ANNOUNCEMENTS" \L 1CONFIDENTIALITY AND ANNOUNCEMENTS

26.1 The Seller and the Administrators undertake to the Buyer to keep confidential all the information that they have acquired about the Buyer (and any information that constitutes an Asset hereunder) and to use such information only for the purposes contemplated by this agreement.

26.2 The Buyer undertakes to the Seller and the Administrators to keep confidential the terms of this agreement and all information that it has acquired about the Seller and the Seller Group and to use the information only for the purposes contemplated by this agreement (other than to the extent any such information constitutes an Asset hereunder).

26.3 Either party may disclose any information that it is otherwise required to keep confidential under this 26:

(a) to such professional advisers, consultants and employees or officers of its group and, in the case of the Seller and the Administrators, the Administrators' firm, employees and agents, as are reasonably necessary to advise on this agreement, or to facilitate the Transaction, provided that the disclosing party procures that the people to whom the information is disclosed keep it confidential as if they were that party;

(b) with the written consent of the Administrators and the Buyer; or

(c) to the extent that the disclosure:

(i) is required for the purposes of the administration or any subsequent liquidation of the Seller;

(ii) is required by law; or

(iii) is required by a regulatory body, tax authority or securities exchange or (in the case of a disclosure by the Seller or the Administrators) is required in the Administrators' opinion to enable them to comply with any applicable requirements of insolvency practice or disclosure requirement to which they are subject (whether as a matter of law, practice or professional conduct), but shall use reasonable endeavours to consult the Administrators (in the case of a disclosure on the part of the Buyer) or the Buyer (in the case of a disclosure on the part of the Seller or the Administrators) and to take into account any reasonable requests it may have in relation to the disclosure before making it.

26.4 No announcement, circular or other publicity in connection with the subject matter of this agreement (other than as permitted by this agreement or to the extent required by applicable law) shall be made by or on behalf of either of the parties, without the approval of each of the parties (such approval not to be unreasonably withheld or delayed).

27. TC "27. FURTHER ASSURANCE" \L 1FURTHER ASSURANCE

27.1 For six months following Completion, the Seller and the Administrators (provided they are, at the relevant time, the Administrators of the Seller) shall (at the Buyer's expense) execute and deliver all such documents, and do whatever the Buyer may from time to time reasonably require for the purpose of giving effect to the provisions of this agreement, provided that the terms of any such documents and the terms on which any such things are performed:

(a) shall exclude the personal liability of the Administrators;

(b) shall be no more onerous to the Seller and the Administrators than the terms of this agreement; and

(c) shall be subject to the Administrators' prior approval, which shall not be unreasonably withheld, conditioned or delayed.

27.2 Pending the execution of any documents and things in accordance with 27.1, following Completion the Seller shall hold any legal interest in the Assets or any of them on trust for the Buyer (in the case of the Leasehold Properties in accordance with Schedule 6) but without any legal responsibility for the Assets or any of them and, in particular, neither the Seller nor the

Administrators shall be obliged to maintain any registrations or otherwise protect the Assets or any of them.

27.3 The Seller and the Administrators shall not be required to take any such step or action, or deliver or sign any document, or acquiesce in any omission under or in accordance with this agreement unless:

(a) such action is expressly specified in this agreement or the Buyer has reasonably requested that the Seller take such action; and

(b) the Buyer has paid in advance the Seller's and Administrators' reasonable costs of doing so.

27.4 The Buyer shall indemnify the Administrators, in accordance with clause 5.2, against the reasonable costs (excluding, for the avoidance of doubt, recoverable VAT) of any other further assurance or perfection action or step required of the Administrators under this clause 27 or this agreement.

28. TC "28. ASSIGNMENT" \L 1ASSIGNMENT

The Buyer may not assign (except to US Buyer) or grant any Encumbrance over or deal in any way with any of its rights under this agreement or any document referred to in it. Notwithstanding the foregoing, the Buyer may, without the consent of the Seller, assign its rights and obligations under this Agreement (i) to any lender of the Buyer or any of its Affiliates for collateral security purposes or (ii) to a purchaser of all or substantially all of the assets of the Buyer.

29. TC "29. ENTIRE AGREEMENT" \L 1ENTIRE AGREEMENT

This agreement, and any documents referred to in it, constitute the whole agreement between the parties and supersede any previous arrangement, understanding or agreement between them relating to the subject matter they cover.

30. TC "30. VARIATION" \L 1VARIATION

30.1 Any variation of this agreement shall be in writing and signed by or on behalf of each party.

30.2 Any waiver by or on behalf of the Seller or the Administrators of any right under this agreement is only effective if it is in writing and signed by the Administrators on behalf of the Sellers or the Administrators on their own behalf. It applies only in the circumstances for which it is given and shall not prevent the Seller or the Administrators from subsequently relying on the provision so waived.

30.3 No failure by the Seller or the Administrators to exercise or delay in exercising any right or remedy provided under this agreement or by law constitutes a waiver of such right or remedy or shall prevent any future exercise in whole or in part.

30.4 No single or partial exercise by the Seller or the Administrators of any right or remedy under this agreement shall preclude or restrict the further exercise of any such right or remedy.

30.5 Unless specifically provided otherwise, the rights of the Seller and the Administrators arising under this agreement are cumulative and do not exclude rights provided by law.

31. TC "31. COSTS" \L 1COSTS

Except as expressly provided in this agreement, each party shall pay its own costs incurred in connection with the negotiation, preparation, and execution of this agreement and any documents referred to in it.

32. TC "32. NOTICES" \L 1NOTICES

32.1 A notice given under this agreement:

(a) shall be in writing;

(b) shall be sent for the attention of the person, and to the address or email address, given in this 32 (or such other address, email address, or person as the relevant party may notify to the party); and

(c) shall be:

(i) delivered personally;

(ii) delivered by commercial courier; or

(iii) sent by email.

32.2 The addresses for service of notice are:

(a) Seller and Administrators

Address:

FAO David Shambrook, Gordon Thomson, Joe Barry and James Woodhead (Joint Administrators

RSM UK Restructuring Advisory LLP
8th Floor 25 Farringdon Street,
London, EC4A 4AB
United Kingdom
Email: David.Shambrook@rsmuk.com, Gordon.Thomson@rsmuk.com, Joe.Barry@rsmuk.com, James.Woodhead@rsmuk.com and Jamie.Wilson@rsmuk.com

With a copy (which shall not constitute notice) to:

Sidley Austin LLP
1001 Page Mill Road
Building 1
Palo Alto, CA 94304
USA
For the attention of: Martin A. Wellington; Sara M. Carian
Email: mwellington@sidley.com and scarian@sidley.com

Sidley Austin LLP
70 St Mary Axe
London EC3A 8BE
United Kingdom

For the attention of: Adam Runcorn; Melissa Coakley
Email: aruncorn@sidley.com and melissa.coakley@sidley.com

(b) Buyer

Address:

Airspan Networks Ltd.
c/o Airspan Networks Inc.
6652 Pinecrest Dr, Suite 200
Plano, TX 75024 USA
Attn: General Counsel
Email: legal@airspan.com

With a copy (which shall not constitute notice) to:

Dorsey & Whitney LLP
50 South Sixth St., Suite 1500
Minneapolis, MN 55402-1498
USA
For the attention of: Brian Burke; Bri Whiting
Email: burke.brian@dorsey.com and whiting.bri@dorsey.com

Dorsey & Whitney LLP
199 Bishopsgate
London EC2M
United Kingdom
For the attention of: Stewart Worthy; Harsha Goel
Email: Worthy.Stewart@dorsey.com; goel.harsha@dorsey.com

32.3 No communication from the Buyer shall be effective until it is received by the Administrators. Any other notice shall be deemed to have been received:

(a) if delivered personally, at the time of delivery;

(b) if delivered by commercial courier, at the time of signature of the courier's receipt;

(c) if sent by email, at the time of transmission (with no bounce back or other notification of failure to be delivered); or

(d) if deemed receipt under the previous paragraphs of this 32.3 is not within business hours (meaning 9.00 am to 5.30 pm Monday to Friday on a Business Day), when business next starts in the place of receipt.

32.4 To prove service by the Seller or the Administrators on the Buyer, it shall be sufficient to prove that the notice was transmitted by email to the email address of the Buyer or, in the case of post, that the envelope containing the notice was properly addressed and posted.

33. TC "33. INTEREST ON LATE PAYMENT" \L 1INTEREST ON LATE PAYMENT

33.1 If the Buyer fails to make any payment due to the Seller under this agreement by the due date for payment, then the Buyer shall pay interest on the overdue amount at the Interest Rate. Such interest shall accrue on a daily basis from the due date until actual payment of the overdue amount, whether before or after judgment. The Buyer shall pay the interest together with the overdue amount.

33.2 Notwithstanding 33.1, the Seller may in the alternative claim interest at its discretion under the Late Payment of Commercial Debts (Interest) Act 1998.

34. TC "34. SEVERANCE" \L 1SEVERANCE

34.1 If any provision or part-provision of this agreement is or becomes invalid, illegal or unenforceable, it shall be deemed modified to the minimum extent necessary to make it valid, legal and enforceable. If such modification is not possible, the relevant provision or part-provision shall be deemed deleted. Any modification to or deletion of a provision or part-provision under this clause shall not affect the validity and enforceability of the rest of this agreement.

34.2 If any provision or part-provision of this agreement is invalid, illegal or unenforceable, the parties shall negotiate in good faith to amend such provision so that, as amended, it is legal, valid and enforceable, and, to the greatest extent possible, achieves the intended commercial result of the original provision.

35. TC "35. CONTRA PROFERENTEM" \L 1CONTRA PROFERENTEM

The parties acknowledge and agree that this agreement has been drafted with the participation of all of the parties to it, in each case with the benefit of legal advice, and that the rule of construction known as "contra proferentem" shall not apply.

36. TC "36. AGREEMENT SURVIVES COMPLETION" \L 1AGREEMENT SURVIVES COMPLETION

36.1 Subject to 36.2, this agreement (other than obligations that have already been fully performed) remains in full force after Completion.

36.2 All obligations of the Seller and the Administrators under this agreement shall automatically terminate on the later to occur of: (a) the date falling 12 months after Completion; (b) the resolution of the Short-Term Holdback Amount, Long-Term Holdback Amount and the Book Debt Upside Amount, in accordance with clauses 3.5, 3.6 and 3.7; and (c) termination of the appointment of the Administrators in respect of Seller.

37. TC "37. THIRD PARTY RIGHTS" \L 1THIRD PARTY RIGHTS

37.1 The Administrators' representatives may enforce and rely on 22 to the same extent as if they were a party to this agreement.

37.2 Each Vector Capital Related Person may enforce and rely on clause 24 to the same extent as if they were a party to this agreement.

37.3 Except as expressly provided in 37.1 and 37.2 a person who is not a party to this agreement shall not have any rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this agreement.

37.4 The rights of the parties to terminate, rescind or agree any variation, waiver or settlement under this agreement are not subject to the consent of any other person.

38. TC "38. SUCCESSORS" \L 1SUCCESSORS

38.1 The rights and obligations of the parties shall continue for the benefit of, and shall be binding on, their respective successors and permitted assigns.

38.2 This agreement shall continue to apply notwithstanding the termination of the appointment of the Administrators in respect of the Seller, any one or more of the Administrators' vacation of or removal from office or any liquidation of the Seller and any one of the Administrators shall be entitled to enforce the terms of this agreement which benefit them personally accordingly (and in such circumstances, such reference to Administrators in this agreement being construed as meaning them as beneficiaries of this agreement and not being dependent on their continuing to hold office).

38.3 This agreement shall enure for the benefit of the Administrators and any subsequent liquidator of the Seller (a "Liquidator"). In the event that Liquidators are appointed (by court, resolution or statute) to the Seller, references to Administrators and administration in this agreement shall be construed as meaning the Liquidators and liquidation respectively as the context requires and without excluding any rights of the Administrators under this agreement.

39. TC "39. COUNTERPARTS" \L 1COUNTERPARTS

39.1 This agreement may be executed in any number of counterparts, each of which when executed shall constitute a duplicate original, but all the counterparts shall together constitute the one agreement.

39.2 Transmission of an executed counterpart of this agreement by email (in PDF, JPEG or other agreed format) shall take effect as delivery of an executed counterpart of this agreement.

40. TC "40. LANGUAGE" \L 1LANGUAGE

40.1 This agreement is drafted in the English language. If this agreement is translated into any other language, the English language version shall prevail.

40.2 Any notice given under or in connection with this agreement shall be in the English language. All other documents provided under or in connection with this agreement shall be in the English language, or accompanied by a certified English translation. If such document is translated into any other language, the English language version shall prevail.

41. TC "41. GOVERNING LAW AND JURISDICTION" \L 1GOVERNING LAW AND JURISDICTION

41.1 This agreement and any dispute or claim arising out of or in connection with it or its subject matter or formation (including non-contractual disputes or claims) shall be governed by and construed in accordance with the law of England and Wales.

41.2 Each party irrevocably agrees that the courts of England and Wales shall have exclusive jurisdiction to settle any dispute or claim arising out of or in connection with this agreement or its subject matter or formation (including non-contractual disputes or claims).

42. TC "41. SUBORDINATOIN" \L 1SUBORDINATION

42.1 Subordination. The Seller, the Administrators and the Buyer hereby agree that all obligations with respect to any Book Debt Upside Amount owing to the Seller pursuant to clause 3.7 or any judgment arising therefrom (the “Subordinated Indebtedness”) are and shall be subordinate, to the extent and in the manner hereinafter set forth in this clause 42, to the prior payment in full, in cash, of all Obligations (as defined in that certain Financing Agreement referred to below) now or hereafter existing under the Financing Agreement, dated as of September 22, 2026, by and among Airspan Networks Holdings LLC, a Delaware limited liability company (“Holdings”), Airspan Networks Inc., a Delaware corporation (the “Borrower”), the Buyer, the guarantors from time to time party thereto (each, a “Guarantor” and, collectively, the “Guarantors”), the lenders from time to time party thereto (each, a “Lender” and, collectively, the “Lenders”), Blue Torch Finance LLC, a Delaware limited liability company (“Blue Torch”), as collateral agent for the Lenders (in such capacity, together with its successors and assigns in such capacity, the “Collateral Agent”) and Blue Torch, as administrative agent for the Lenders (in such capacity, together with its successors and assigns in such capacity, the “Administrative Agent” and, together with the Collateral Agent, each, an “Agent” and, collectively, the “Agents”) (such Financing Agreement, as it may be amended, restated, amended and restated, supplemented, refinanced, replaced or otherwise modified from time to time, the “Financing Agreement”), whether for principal, interest (including, without limitation, interest accruing after the filing of a petition initiating any Bankruptcy Event (as defined below), whether or not such interest accrues after the filing of such petition or is an allowed claim in any such proceeding), fees, premiums, expenses, indemnities or other obligations owing by the Borrower, the Buyer or any Guarantors from time to time to the Agents or the Lenders (collectively, the “Senior Parties”) (such obligations, collectively, the “Senior Obligations”).

42.2 Events of Subordination.

(a) Notwithstanding anything to the contrary contained in this agreement, the Seller and the Buyer hereby agree that until the Senior Obligations are Paid in Full (as defined below), other than a Permitted Payment (as defined below), no payment shall be made by or on behalf of the Buyer for or on account of any Subordinated Indebtedness, and the Seller shall not take or receive from the Buyer, directly or indirectly, in cash or other property or by set-off or in any other manner (other than payment of interest in kind), including, without limitation, from or by way of collateral, payment of all or any of the Subordinated Indebtedness. Any payments (whether in cash, securities or other property) on the Subordinated Indebtedness received by the Seller (including, without limitation, catchup payments on the Subordinated Indebtedness) that is not a Permitted Payment, shall be held in trust for the Senior Parties, and the Seller will promptly turn over any such payments in the form received, properly endorsed or assigned, to the Senior Parties to be applied to the Senior Obligations as determined in accordance with the terms of the Financing Agreement until such time as the Senior Obligations shall have been Paid in Full. Until all of the Senior Obligations are Paid in Full, the Seller will not (1) ask, demand, accept, receive or retain any guarantee of the Subordinated Indebtedness, or any collateral security for the payment of the Subordinated Indebtedness, or any other form of payment assurance as to the Subordinated Indebtedness, from the Buyer, and (2) will not initiate or prosecute, or encourage any other person to initiate or prosecute, any claim or other proceeding to demand payment of the Subordinated Indebtedness. The Buyer shall not grant to the Seller and Seller shall not take any lien on or security interest in the Buyer’s property now owned or hereafter acquired or created to secure the Subordinated Indebtedness without the Senior Parties’ prior written consent.

(b) In the event of any dissolution, winding up, liquidation, arrangement, reorganization, adjustment, protection, relief or composition of the Buyer or its debts, whether voluntary or involuntary, in any bankruptcy, insolvency, arrangement, reorganization, receivership, relief or other similar case or proceeding under any federal or state bankruptcy or similar law or upon a general assignment for the benefit of creditors or any other related marshalling of the assets and liabilities of the Buyer or otherwise (any such occurrence, a “Bankruptcy Event”), the Senior Obligations shall first be

Paid in Full before the Seller shall be entitled to receive any payment of all or any of the Subordinated Indebtedness, and any payment or distribution of any kind (whether in cash, property or securities) that otherwise would be payable or deliverable upon or with respect to the Subordinated Indebtedness in any such Bankruptcy Event shall be paid or delivered directly to the Agents for the account of the Seller or other parties entitled thereto until the Senior Obligations shall have been Paid in Full.

(c) As used in this clause 42, the following terms have the meaning specified below:

“Paid in Full” means the date of the payment in full, in cash, of all amounts outstanding under the Senior Obligations (except for any contingent indemnification obligations for which no claim has been made), whether due and payable at such time, and the complete termination of any revolving commitments and other commitments to make extensions of credit pursuant to, or in respect of, any Senior Obligations (other than any termination or repayment as a result of the refinancing, replacement, extension or amendment of the Senior Obligations).

“Permitted Payment” means any payment with respect to the Subordinated Indebtedness solely to the extent such payment is expressly permitted by the terms of Section 7.02(m)(ii)(A)(I) of the Financing Agreement, with such Section and each defined term used therein, solely for purposes of this clause 42, determined as in effect on the date of this agreement.

42.3 In Furtherance of Subordination.

(a) Any Agent is hereby authorized to demand specific performance of the provisions of this clause 42 at any time when the Seller shall have failed to comply with any of the provisions of this clause 42 applicable to it. The Seller hereby irrevocably waives any defense based on the adequacy of a remedy at law, which might be asserted as a bar to such remedy of specific performance.

(b) The provisions of this clause 42 shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Senior Obligations is rescinded or must otherwise be returned by any Senior Party upon a Bankruptcy Event or otherwise, all as though such payment had not been made. This sub-clause (ii) shall survive the payment of the Subordinated Indebtedness and the termination of this agreement.

(c) The Seller agrees that it will not make any assertion or claim in any action, suit or proceeding of any nature whatsoever in any way challenging the subordination of the Subordinated Indebtedness provided for in this clause 42 or the priority, validity or effectiveness of the liens and security interests granted to the Senior Parties under and in connection with the Financing Agreement. Except as provided in this clause 42, the Buyer and the Seller agree that the Buyer will not make any payment on any of the Subordinated Indebtedness, and neither the Buyer nor the Seller shall take any other action in contravention of the provisions of this clause 42.

(d) The Seller acknowledges and agrees that the Financing Agreement may be amended, restated, amended and restated or modified from time to time without any notice to or consent from the Seller. The Senior Parties may increase, extend, renew, modify or amend the terms of any or all of the Senior Obligations or any security therefor and release, sell or exchange such security and otherwise deal freely with the Buyer, all without affecting the rights of the Senior Parties hereunder. All rights and interests of the Senior Parties pursuant to this clause 42, and all agreements and obligations of the Seller pursuant to this clause 42, shall remain in full force and effect irrespective of (1) any lack of validity or enforceability of the Financing Agreement, or of any provision thereof or (2) any other circumstance that might otherwise constitute a defense available to, or a discharge of, the Buyer in respect of the Senior Obligations. This clause 42 shall continue to be effective regardless of the solvency or insolvency of the Buyer or the Seller or the liquidation or dissolution of the Buyer or the Seller, the institution by or against the Buyer or the Seller of any Bankruptcy Event. Notwithstanding anything to the contrary contained in this clause 42, the Buyer and the Seller agree that the Senior Parties are third-party beneficiaries of the provisions of this clause 42 and shall be entitled to enforce such provisions in their own names by proceedings at law or in equity or otherwise. If any of the Senior Obligations should be transferred or assigned by the Senior Parties, the provisions of this clause 42 shall inure to the benefit of the transferees and assignees to the extent of such transfer or assignment, provided that the Senior Parties shall continue to have the unimpaired right to enforce the provisions of this clause 42 as to any of the Senior Obligations not so transferred or assigned. This clause 42 shall be binding upon the Seller and the Buyer and their respective successors and assigns. The Seller shall sign such other subordination agreements that the Agents may reasonably request from time to time to evidence the foregoing provided that the Seller shall not be obligated to agree to any subordination of any Book Debt Upside Amount to any future earnout in favor of any seller or counterparty in any future transaction made by the Buyer or any of its affiliates.

42.4 Rights of Subrogation. No payment or distribution by any of the Seller or the Administrators to any Senior Party pursuant to the provisions of this clause 42 shall entitle the Seller to exercise any right of subrogation in respect thereof until the Senior Obligations shall have been Paid in Full.

42.5 Waiver of Acceptance. The Seller and the Buyer each hereby waives promptness, diligence, notice of acceptance and any other notice (except as otherwise expressly provided in this agreement) with respect to any of the Senior Obligations and any requirement that any Senior Party protect, secure, perfect or insure any security interest or lien or any property subject thereto or exhaust any right or take any action against the Buyer or any other person or entity or any collateral.

42.6 No Waiver; Remedies. No failure on the part of any Senior Party to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

42.7 Amendments. The Seller and the Buyer shall not amend, modify, supplement or otherwise alter this clause 42 or any provision of this agreement related to the Book Debt Upside Amount without the prior written consent of the Senior Parties.

42.8 Delivery of Financing Agreement. The Buyer shall deliver to the Seller on Completion a copy of the Financing Agreement duly executed by the parties thereto.

This agreement has been entered into on the date stated at the beginning of it.

SELLER

Signed by David Shambrook (as agent and without personal liability) for and on behalf of CAMBIUM NETWORKS, LTD (IN ADMINISTRATION) pursuant to powers conferred to him by Schedule B1 to the Insolvency Act 1986

/S/ David Shambrook
Title: Administrator

ADMINISTRATORS

Signed by David Shambrook on behalf of the ADMINISTRATORS without personal liability	/S/ David Shambrook Title: Administrator

BUYER

Signed by David Brant for and on behalf of AIRSPAN COMMUNICATIONS LIMITED	/S/ David Brant Title: Director